THOMPSON COBURN LLP
One US Bank Plaza
St. Louis, MO 63101
(314) 552-6023

February 6, 2013

EDGAR CORRESPONDENCE

Edward Bartz
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4720

Re:  Empiric Funds, Inc. (SEC File Nos. 811-09088 and 033-96334)

Dear Mr. Bartz:

We are responding to the Securities and Exchange Commission (the “SEC”) Staff’s comments regarding Core Equity Fund’s (the “Existing Fund”) filing of its Preliminary Proxy Statement pursuant to Section 14(a) of the Securities Exchange Act of 1934 (the “Proxy Statement”). The Proxy Statement was filed with the SEC on January 8, 2013.

1.	Comment: Please explain, supplementally, why it is appropriate to file this Proxy Statement on Schedule 14A and not on Form N-14 as a proxy statement/prospectus.

Response:  Form N-14 is used to register securities under the Securities Act of 1933 (the “Securities Act”) to be issued “in (1) a transaction of the type specified in Securities Act Rule 145(a); (2) a merger in which a vote or consent of the security holders of the company being acquired is not required pursuant to applicable state law; (3) an exchange offer for securities of the issuer or another person; (4) a public reoffering or resale of any securities acquired in an offering registered on Form N-14; or (5) two or more of the transactions listed in (1) through (4) registered on one registration statement.”  Because the transaction (the “Reorganization”) contemplated in the Proxy Statement is not the type of transaction described in items (1) through (5), we believe that using Schedule 14A, and not Form N-14, is appropriate.

Rule 145 under the Securities Act generally requires the registration of securities issued in connection with certain mergers, combinations, or transfers of assets.  The preliminary note to Rule 145, however, clarifies that these transactions are subject to the Securities Act registration requirement only when shareholders are asked to approve “a plan or agreement pursuant to which such holders are required to elect, on the basis of what is in substance a new investment decision, whether to accept a new or different security in exchange for their existing security.”

We believe that shareholders of Core Equity Fund are not being required to make a “new investment decision.”  As further explained in the Proxy Statement, following the Reorganization, if approved by shareholders, all of the assets and liabilities of the Existing Fund will be transferred to a newly created shell fund, a series of Mutual Fund Series Trust (the “New Fund”).  The New Fund was created solely for the purpose of acquiring and carrying on the business of the Existing Fund, and will not engage in any operations prior to the Reorganization other than in connection with organizational activities.  If approved by shareholders, following the Reorganization, shareholders will receive shares of the New Fund equal in number and in value to their shares of the Existing Fund.  Because the New Fund will inherit all of the assets of the Existing Fund, shareholders will, for all practical purposes, have an equal interest in the same portfolio of securities following the Reorganization as they held prior to the Reorganization.  In addition, the New Fund will have the same investment adviser, portfolio managers, investment objectives, investment strategies and risks as the Existing Fund.

Furthermore, even if the Reorganization is considered a Securities Act Rule 145(a) transaction, Securities Act Rule 145(a)(2) excepts from Securities Act registration mergers or consolidations executed solely for the purpose of changing an issuer’s domicile.  This exception has been interpreted broadly by the SEC Staff, and no-action relief has been granted to redomicilings accompanied by other changes, such as a change in legal form,1 changes in a fund’s directors and administrator,2 and even changes in a fund’s investment objective and fundamental investment policies.3  We believe that the Reorganization falls within the types addressed in these and other similar no-action requests.

Finally, we note that a post-effective amendment for the offering of the New Fund’s shares has been filed with the SEC, and that the Reorganization will not occur until this amendment is effective and the New Fund’s securities have been registered.

2.	Comment: In the “Shareholder Fees” table, please include the Class A 1.00% deferred sales charge in the table, as opposed to referencing this charge in a footnote to the table.

Response:  The requested change has been made.

3.	Comment: In the “Annual Fund Operating Expenses” table, please include in “Other Expenses” the estimated Reorganization expenses to be borne by shareholders.

Response:  We respectfully decline to include in “Other Expenses” the estimated Reorganization expenses to be borne by shareholders because we believe that inclusion of these expenses is not permitted by Form N-1A.  We have instead included them in a footnote to the table.  Instruction 3(c)(ii) to Item 3 of Form N-1A specifies that “‘Other Expenses’ do not include extraordinary expenses as determined under generally accepted accounting principles (see Accounting Principles Board Opinion No. 30).”  We believe that the Reorganization qualifies as an extraordinary expense.  Paragraph 19 of Accounting Principles Board Opinion No. 30 indicates that “[e]xtraordinary items are events and transactions that are distinguished by their unusual nature and by the infrequency of their occurrence.”  In our view, the Reorganization meets this definition of an extraordinary item, and thus expenses connected directly to the Reorganization are extraordinary expenses under Form N-1A.

1 See, PEMCO (pub. avail. May 31, 1988); Ivy Fund, Inc. (pub. avail. Mar. 5, 1984).
2 Advance Investors Corporation (pub. avail. Sep. 29, 1976).
3 Scudder Common Stock Fund (pub. avail. Oct. 10, 1984).

4.
Comment:  Please confirm that the New Fund’s Class C “Total Annual Fund Operating Expenses After Fee Waiver/Expense Reimbursement,” as shown in the “Annual Fund Operating Expenses Table,” should be 1.77%.

Response:  This was a typo and has been corrected to indicate the correct percentage, 2.52%.

5.	Comment: Please confirm that, in the “Expense Examples” table, the Existing Fund’s 1-year Class C expenses, with redemption, should be $378 and not $376.

Response:  We confirmed with the Existing Fund’s administrator that the Existing Fund’s 1-year Class C expenses, with redemption, should be $376, and have modified the table to reflect this.

6.
Comment:  In the “Expenses of the Reorganization” subsection, please include the appropriate dollar amounts for estimated Reorganization expenses to be borne by Existing Fund shareholders and the estimated number of months following the Reorganization it is expected to take for shareholders to recoup their portion of the Reorganization expenses.  Please also disclose whether expenses of the Reorganization to be borne by Existing Fund shareholders will be reimbursed by the Existing Fund’s advisor as a result of the Existing Fund’s advisor’s contractual obligation to limit Existing Fund expenses.

Response:  We have completed this subsection, and attached a copy to this letter as Exhibit A.  We have also disclosed that expenses of the Reorganization to be borne by Existing Fund shareholders will not be reimbursed by the Existing Fund’s advisor as a result of the advisor’s contractual obligation to limit Existing Fund expenses.

7.
Comment:  In both the “Expenses of the Reorganization” and “Approval of the Reorganization Agreement by the Board” subsections, please disclose whether it is the Existing Fund or the New Fund that will bear a portion of the Reorganization expenses.

Response:  We have modified these subsections to indicate that the Existing Fund that will bear a portion of the Reorganization expenses.

8.	Comment: Will capital loss carryforwards be limited as a result of the Reorganization?

Response:  Inasmuch as the taxable year of the Existing Fund will end on the date the Reorganization is effected, which will likely occur during the first taxable year of the New Fund, the carryover period of the capital losses of the Existing Fund as of September 30, 2012 in the hands of the New Fund will be decreased by a fully taxable year.  This means that this capital loss carryover of the Existing Fund will expire on September 30, 2017, rather than September 30, 2018.  Also, certain tax provisions will limit the ability of the New Fund to use the entire capital loss carryovers of the Existing Fund against any net capital gains recognized by the New Fund in its first taxable year.  It is not believed that either of these tax consequences will have a material effect on the ability of the New Fund to use the Existing Fund’s capital loss carryovers against future capital gains, however.

9.	Comment: Please confirm that the New Fund will be the accounting survivor and will inherit the performance history of the Existing Fund following the Reorganization.

Response:  We believe that, based on guidance provided by the SEC Staff in the North American Security Trust No-Action Letter (pub. avail. Aug. 5, 1994), the New Fund will use the performance history of the Existing Fund.  In the North American Security Trust No-Action Letter, the SEC Staff stated that the following factors should be considered in determining whether a fund’s performance history should be used by the surviving fund following a reorganization: (1) the investment adviser, (2) portfolio composition, (3) investment objectives and policies, (4) relative asset size, and (5) expense structure and expense ratio.

Applying these factors, we note that, following the Reorganization, (1) the Existing Fund’s investment adviser will become the investment adviser of the New Fund; (2) the New Fund will acquire all of the assets and liabilities of the Existing Fund and thus have the same portfolio as the Existing Fund; (3) the New Fund will have substantially the same investment objectives and policies as the Existing Fund; and (4) the Existing Fund’s assets are expected to become the initial assets of the New Fund (which currently has no assets).  While we recognize that (5) the New Fund will have lower other expenses than the Existing Fund, and thus lower total annual operating expenses, we have found no SEC guidance to indicate that this factor is determinative, or should outweigh the presence of the four other factors.

We believe that this letter addresses the SEC Staff’s comments.  Please contact me at (314) 552-6023 with any questions or comments.

Sincerely,

THOMPSON COBURN LLP

By:  /s/ Jonathan D. Van Duren

 Exhibit A

Expenses of the Reorganization

The Advisor estimates that expenses of the Reorganization will total approximately $43,000.  These expenses include the costs of filing, printing and mailing this Proxy Statement, legal fees, and other expenses related to the Reorganization.  The Board has approved a limited allocation to the Existing Fund of Reorganization expenses in an amount not to exceed $0.01 a share (computed on the Effective Date), which is expected to be less than $12,000 (such expenses are not included in the Advisor’s obligation to limit Existing Fund expenses, and thus will not be reimbursed by the Advisor).  The Advisor has agreed to pay all remaining Reorganization expenses above this $0.01 a share cap, which are expected to be approximately $31,000.  Because of the expected cost savings to shareholders following the Reorganization, the Advisor expects that shareholders will recoup the Reorganization expenses paid by them within three months following the Effective Date.